



Michael Brown · 3rd

Director + Producer at American Bravado

Los Angeles, California, United States · 500+ connections ·

Contact info

American Bravado

Cornerstone Univers

Featured



Infinite Scroll - Teaser
Vimeo

When an uninspired couples love life fizzles out, a
shared addiction offers the chance to bring them...



Merrell - Public Lands for All
Vimeo

Client: Merrell Production: Chop & Hue
Producer/Director: Michael V Brown Editor: Du

Experience



Director + Producer

American Bravado · Full-time

Oct 2019 – Present · 1 yr 3 mos

Los Angeles, California, United States

- Developing narrative and commercial projects
- Producing and directing films and content
- Overseeing creative teams and projects from pre-production to post.

Freelance Director + Creative Producer

Michael V Brown · Freelance

Jun 2011 – Present · 9 yrs 7 mos

Los Angeles Metropolitan Area

- Create video and digital campaigns for broadcast, web, and social.
- Hire teams, facilitate schedules, and deliver projects on time and on budget.



Creative Producer

Fifteen4 · Freelance

Jul 2020 – Present · 6 mos

Los Angeles Metropolitan Area



Producer

LocalEyes Video Production · Contract

Aug 2020 – Sep 2020 · 2 mos



Producer

Fifteen4 · Full-time

Jul 2019 – Apr 2020 · 10 mos

Washington DC-Baltimore Area

From Fifteen4's Creative Director: "I worked closely with Michael on every Live Action project, developing creative concepts, formulating detailed budgets, performing industry research, and executing on-location productions. Michael was exceptional at producing: skillfully h...

...see mor

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Education



Cornerstone University
Bachelor of Arts, Film Studies
2006 – 2011

Licenses & certifications

Learning Video Production and Editing
LinkedIn
Issued Nov 2020 · No Expiration Date

Animation Foundations: Fundamentals
LinkedIn
Issued Oct 2020 · No Expiration Date

Learning Motion Graphics
LinkedIn
Issued Aug 2020 · No Expiration Date

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